Diversified Energy Company plc

1600 Corporate Drive

Birmingham, Alabama

35242

December 14, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennifer O’Brien
Shannon Buskirk
Sandra Wall
John Hodgin
Irene Barberena-Meissner
Kevin Dougherty

RE:	Diversified Energy Company plc
Registration Statement on Form 20-F
File No. 001-41870

Ladies and Gentlemen:

Diversified Energy Company plc (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form 20-F, as amended, to become effective on December 14, 2023 at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of David Miller and Ryan Lynch of Latham & Watkins LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with David Miller of Latham & Watkins LLP, counsel to the Registrant, at (737) 910-7363, or in his absence, Ryan Lynch at (713) 546-7404.

[Signature Page Follows]

Very truly yours,

Diversified Energy Company plc

By:	/s/ Bradley G. Gray
Name:	Bradley G. Gray
Title:	President & Chief Financial Officer

cc	Benjamin Sullivan, Diversified Energy Company plc Ryan Lynch, Latham & Watkins LLP

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